Exhibit 21.1

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Incorporation
G Medical Innovations Ltd.	Israel
G Medical Innovations Asia Ltd.	Hong Kong
G Medical Innovations UK Ltd.	United Kingdom
Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.	China
G Medical Innovations MK Ltd.	Macedonia
G Medical Innovations USA Inc.	Delaware
G Medical Diagnostic Services, Inc. (Formerly CardioStaff Diagnostic Services Inc.)	Texas
Telerhythmics, LLC.	Tennessee
G Medical Tests and Services, Inc.	Delaware
G Medical Lab Services, Inc.	Delaware
G Medical Mobile Health Solutions, Inc.	Illinois
G Medical Health and Wellness, Inc.	Delaware
G Medical Health and Wellness Lab, Inc.	Delaware